Exhibit 12(a)

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA ● ASIA PACIFIC ● EUROPE

November 18, 2019

BlackRock Funds III

400 Howard Street

San Francisco, CA 94105

Ladies and Gentlemen:

BlackRock Funds III, a Delaware statutory trust (the “Trust”), on behalf of BlackRock LifePath® Index 2020 Fund, a separate series of the Trust (the “Target Fund”), and the Trust, on behalf of BlackRock LifePath® Index Retirement Fund, a separate series of the Trust (the “Acquiring Fund”), have requested our opinion as to certain federal income tax consequences of the Acquiring Fund’s proposed acquisition of the assets of the Target Fund pursuant to an Agreement and Plan of Reorganization dated as of November 11, 2019 (the “Agreement”). The Agreement contemplates the Acquiring Fund’s acquisition of the assets of the Target Fund (“Assets”) in exchange solely for shares in the Acquiring Fund (the “Acquiring Fund Shares”) and the Acquiring Fund’s assumption of the liabilities of the Target Fund (the “Target Fund Stated Liabilities”), followed by the Target Fund’s distribution of those Acquiring Fund Shares pro rata to its shareholders in liquidation thereof (all the foregoing transactions involving the Acquiring Fund and Target Fund being referred to herein collectively as the “Reorganization”). This opinion is being delivered pursuant to Section 8.6 of the Agreement.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon representations made in letters from the Trust on behalf of the Target Fund and the Trust on behalf of the Acquiring Fund, addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

BlackRock Funds III

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion with respect to the Reorganization that for U.S. federal income tax purposes:

1.    The Reorganization will be a “reorganization” within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.    No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund Stated Liabilities;

3.    No gain or loss will be recognized by the Target Fund upon the transfer of the Assets of the Target Fund to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund Stated Liabilities or upon the distribution of Acquiring Fund Shares to Target Fund shareholders in exchange for such shareholders’ shares of the Target Fund in liquidation of the Target Fund, except for any gain or loss that may be required to be recognized solely as a result of the close of the Target Fund’s taxable year due to the Reorganization or as a result of the transfer of any stock in a passive foreign investment company as defined in Section 1297(a) of the Code;

4.    No gain or loss will be recognized by the Target Fund shareholders upon the exchange of their Target Fund shares solely for Acquiring Fund Shares pursuant to the Reorganization;

5.    The aggregate tax basis of Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor by such shareholder;

6.    The holding period of Acquiring Fund Shares to be received by each Target Fund shareholder pursuant to the Reorganization will include the period during which the Target Fund shares exchanged therefor were held by such shareholder, provided such Target Fund shares are held as capital assets at the time of the Reorganization;

7.    The tax basis of the Assets acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Target Fund immediately before the Reorganization, except for certain adjustments that may be required to be made solely as a result of the close of the Target Fund’s taxable year due to the Reorganization or as a result of gain recognized on the transfer of certain assets of the Target Fund; and

BlackRock Funds III

8.    The holding period of the Assets in the hands of the Acquiring Fund will include the period during which those Assets were held by the Target Fund, except for any assets which may be marked to market for U.S. federal income tax purposes on the termination of the Target Fund’s taxable year or on which gain was recognized upon the transfer to the Acquiring Fund.

Notwithstanding the foregoing, this opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized (i) upon the close of the taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Agreement, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects.

We are furnishing this opinion to the Trust solely for their benefit in connection with the Reorganization. This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose.

Sincerely yours,

/S/ SIDLEY AUSTIN LLP